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                                     [LOGO]

                                          July 16, 1999

Dear Stockholder:

    I am pleased to inform you that on July 12, 1999, World Color Press, Inc. (the "Company") entered into an Agreement and Plan of Merger ("Merger Agreement") with Quebecor Printing Inc., a corporation amalgamated under the laws of Canada ("Quebecor Printing"), and its indirect wholly owned subsidiary, Printing Acquisition Inc., a Delaware corporation ("Purchaser"), which provides for the acquisition of the Company. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase up to 23,500,000 of the Company's outstanding shares of common stock the ("Shares") for $35.69 per share in cash (the "Offer Price"). The Merger Agreement further provides that, following consummation of the Offer, Purchaser will be merged with the Company (the "Merger") and Shares that are not acquired through the Offer will be converted in the Merger into the right to receive 1.6455 subordinate voting shares of Quebecor Printing (or a combination of subordinate voting shares and cash if fewer than 23,500,000 shares are purchased in the Offer, as set forth in the Merger Agreement).

    Furthermore, pursuant to the Merger Agreement, if the Offer is not completed by September 13, 1999 as a result of certain conditions to the Offer not being satisfied, Purchaser has agreed to terminate the Offer and the parties have agreed to seek to consummate a one-step merger, subject to the approval of each company's stockholders and other customary conditions. In such one-step merger, each Share would be converted into the right to receive (i) $22.00 in cash and
(ii) .6311 shares of Quebecor Printing subordinate voting shares.

    The receipt of cash and Quebecor Printing subordinate voting shares in the Offer and the Merger will be a taxable transaction for federal income tax purposes.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, ADVISABLE, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT YOU ACCEPT THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9. Morgan Stanley & Co. Incorporated ("Morgan Stanley"), financial advisor to the Company, has delivered to the Board of Directors a written opinion dated as of July 12, 1999 to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of Shares pursuant to the transactions contemplated by the Merger Agreement was fair from a financial point of view to such holders. A copy of the Morgan Stanley opinion is attached to the enclosed Schedule 14D-9 and should be read in its entirety. In addition, certain affiliates of the Company have agreed to tender into the Offer approximately 24% of the Shares outstanding.

    Additional information with respect to the Offer and the Merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully. On behalf of the Board of Directors and management of the Company, I thank you for the support you have given to the Company.

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                                Sincerely,

                                [LOGO]
                                Robert G. Burton
                                CHAIRMAN AND CHIEF EXECUTIVE OFFICER
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